ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

3 May 2011

Director/PDMR Shareholdings

Reed Elsevier announces that the following non-executive directors have purchased securities in Reed Elsevier as noted below:

Name	Date purchased	Securities purchased	Price paid per	Securities held
			security	following purchase
Ben van der Veer	28 April 2011	3,702 Reed Elsevier NV ordinary shares	€8.757	5,000 Reed Elsevier NV Ordinary Shares

Mark Elliott	29 April 2011	3,800 Reed Elsevier NV ADR’s	US$26.192	3,800 Reed Elsevier NV ADR’s

Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.